EXHIBIT 4

DATE	TRADE TYPE	AMOUNT OF SHARES[1]	WEIGHTED AVERAGE PRICE	LOW PRICE	HIGH PRICE
04/28/2026	Sale	1,652	$55.096	$54.51	$55.40
04/28/2026	Sale	4,591	$56.0607	$55.51	$56.50
04/28/2026	Sale	797	$56.6896	$56.53	$56.875
04/29/2026	Sale	4,002	$52.7005	$52.00	$52.97
04/29/2026	Sale	3,038	$53.2078	$53.00	$53.775
04/30/2026	Sale	5,805	$52.6473	$52.16	$53.09
04/30/2026	Sale	1,235	$53.3179	$53.22	$53.39
05/05/2026	Sale	6,264	$55.7265	$55.225	$56.21
05/05/2026	Sale	776	$56.365	$56.235	$56.51
05/06/2026	Sale	5,634	$57.1752	$56.825	$57.72
05/06/2026	Sale	1,406	$58.1257	$57.965	$58.31
05/07/2026	Sale	1,350	$47.5908	$47.00	$47.995
05/07/2026	Sale	1,149	$48.3074	$48.00	$48.835
05/07/2026	Sale	2,029	$49.1942	$49.00	$49.50

1. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock purchased or sold at each separate price within the ranges set forth herein.